WEBUY GLOBAL LTD

18 Tampines Industrial Crescent #04-03

Space@Tampines

Singapore 528605

January 5, 2023

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Kate Beukenkamp

Re:	WEBUY GLOBAL LTD Draft Registration Statement on Form F-1 Submitted September 21, 2022 CIK No. 0001946703

Dear Ms. Beukenkamp:

This letter is in response to your letter on October 17, 2022 in which you provided comments to the Draft Registration Statement on Form F-1 (the “Registration Statement”) of WEBUY GLOBAL LTD (the “Company”) filed with the U.S. Securities and Exchange Commission on September 21, 2022. On the date hereof, the Company has submitted an Amendment No. 1 to the Registration Statement on Form DRS/A (“Form DRS/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Draft Registration Statement on Form F-1 submitted September 21, 2022

Prospectus Summary

Overview, page 3

1.

Please revise your disclosure here and throughout your prospectus to make clear your relationship with Group Leaders and Influencers, including whether these individuals are employees of WeBuy or customers that receive rewards or other compensation for engaging in certain business or customer activities. Please note our comment below regarding disclosing the difference between Group Leaders and Influencers.

RESPONSE:  We respectfully advise the Staff that the term “influencer” has been removed throughout the Form DRS/A since they simply refer to Group Leaders. We also clarified that Group Leaders are also our customers  and not employees of WeBuy on page 3.

2.

Please balance your disclosure in the second paragraph about your sales and growth since inception by also disclosing your history of net losses for the relevant periods, as well as the substantial doubt about your ability to continue as a going concern.

RESPONSE:  We respectfully advise the Staff that the paragraph about sales and growth has been deleted to comply with the Staff’s suggestion for a balanced disclosure.

Our Business Model, page 4

3.

We note your reference to both Group Leaders and Influencers in the diagram of your business model on page 5. Please revise your disclosure in the prospectus summary and throughout your filing to discuss the use of Influencers including, for example, how they differ from Group Leaders, their role and activities within your business model and how they are compensated or otherwise incentivized in their role.

RESPONSE:  We respectfully advise the Staff that Group Leaders are not different from the term “influencer” and we have revised our disclosure throughout Form DRS/A to remove the term “influencer” throughout the Form DRS/A .

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4.

In your diagram, you include text regarding “4a Drop Ship: Suppliers / sellers ship products to WEBUY’s GLs/users directly (*Launch in Q4).” Please revise your disclosure to discuss the status of this service offering, including whether it was successfully launched in the fourth quarter of your current fiscal year. If these activities have commenced, please describe the role WeBuy plays in suppliers shipping products directly to WeBuy Group Leaders and customers (e.g., technology, logistics or other supply chain services). Additionally, please revise the diagram or disclosure, accordingly, to clarify the meaning of “users,” including whether users constitutes your customers or a different category of individuals.

RESPONSE:  We respectfully advise the Staff that services on shipping by suppliers or sellers are not expected to launch until a later date, and we have revised the diagram to remove such disclosure on page 5.

Risk Factors

Risks Related to our Business and Industry, page 11

5.

We note that several of your risk factors on pages 20-22 discuss the significance of your websites as integral to your business, including the statement that “[a]ll of your sales of products are made online through our websites and mobile application, and the fulfillment services we provide to customers are coordinated through our website and mobile applications.” However, the website you provide on page 9, www.webuysg.com, does not appear to offer functionality for displaying products or customer sales and your disclosure states that “[i]t is is included solely as an inactive textual reference.” Please revise your disclosure throughout your prospectus, including the Business section, to reflect the significance of your websites to your business, including disclosing the websites. Alternatively, please revise your risk factors to align with your business activities, including the use of websites in conducting your business. We note the list of domain names held by New Retail on page 81.

RESPONSE:  We respectfully advise the Staff that since we only operate through mobile application, we have revised our disclosure regarding our website to align with our business activities throughout Form DRS/A.

Risks Relating to this Offering and the Trading Market

Our management has broad discretion to determine how to use the funds..., page 27

6.

Please expand your risk factor to explain in greater detail how management’s broad discretion to determine how to use the funds raised in the your initial public offering may not improve your results of operations or enhance the market price of your ordinary shares. We note that Item 105(b) of Regulation S-K asks registrants to concisely explain how each risk affects the registrant or the securities being offered.

RESPONSE:  We respectfully advise the Staff that we have revised the risk factor on page 27 to explain in greater detail how management’s broad discretion to determine how to use the funds in the initial public offering may not improve our results of operations or enhance the market price of our ordinary shares.

Dilution, page 36

7.

Please include a comparison of the public contribution under the proposed public offering and the effective cash contribution of officers, directors, promoters and affiliated persons. Refer to Item 9.E of Form 20-F.

RESPONSE:  We respectfully advise the Staff that the share price and the number of shares cannot be determined at the current stage and we will provide the dilution disclosure in the next filing.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors that Affect Operating Results, page 38

8.

A key factor affecting your results and ability to generate revenue is the number and volume of transactions completed by your customers. Please explain how you track these factors and what consideration you gave to disclosing any such statistical data or metrics in the filing. Refer to Item 5 of Form 20-F.

RESPONSE:  We respectfully advise the Staff that we have revised the key factor on page 38 to explain how we track these factors and the statistical implication related thereto.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 40

9.

Please reconcile your statement here that you entered the Indonesia market in 2020 with your statement on page 3 that your “official entry into the Indonesian market” was in March 2022. Expand your disclosure, as necessary, to discuss the meaning of an official entry versus your existing operations in Indonesia. We note that 16.4% of revenues were derived from Indonesia for the fiscal year ended December 31, 2021.

RESPONSE:  We respectfully advise the Staff that we have revised the disclosure on page 3 regarding the timing of entrance into the Indonesian market to reconcile the discrepancy raised by the Staff.

Going Concern and Capital Resources, page 42

10.

Please clearly disclose whether your working capital is sufficient for your present requirements. In doing so, include a more robust discussion of your material cash requirements, capital requirements and operating expense obligations over the next twelve months and in the long-term. Refer to Item 5.B of Form 20-F.

RESPONSE:  We respectfully advise the Staff that we have included the below going concern disclosure in the interim financial statements, as well as on page 43 under the Management’s Discussion and Analysis of Financial Condition and Results of Operations section:

To sustain its ability to support the Company’s operating activities, the Company is actively seeking supplementing its available sources of funds through the following sources:

•

Issuance of additional convertible notes and equity to individual persons and/or corporate entities, from March 1, 2022 through the date of this report, the Company has raised $3,404,000 from the issuance of a series of Convertible Loan Notes to various investors;

•	other available sources of financing from Singapore banks and other financial institutions; and
•	financial support from the Company’s related party and shareholders.

We have also clearly stated that our current working capital is sufficient for our present requirement of operations on page 42.

Business

Overview, page 57

11.	Please revise your disclosure to explain the meaning of and/or provide an example of “marketing collaterals” used by Group Leaders to assist in you customer acquisitions through offline roadshows.

RESPONSE:  We respectfully advise the Staff that we have revised on page 66 about the “marketing collaterals” used by Group Leaders.

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B. Scalable Business Model

Emerging economies market, page 59

12.

Please revise your disclosure to make clear the role of Warung in your business model, including whether they serve as Group Leaders, suppliers of “group buy” goods sold to customers, or some other role. We note that you state that Warung may account for up to 70% of the retail market in Indonesia but also that your “relations with our suppliers from China gives us great value proposition to these Warung as prospective partners.”

RESPONSE:  We respectfully advise the Staff that we have revised the disclosure on page 68 to further clarify the role of Warung and their relations with Chinese suppliers.

Scalable Business Segments, page 59

13.

Please briefly provide context for the diagram provided on page 61 of this section. For example, provide a title or disclosure stating what the diagram illustrates in the context of this portion of your Business section.

RESPONSE:  We respectfully advise the Staff that we have provided a title for the diagram on page 70.

C. Strong Client Acquisition and Retention, page 62

14.

The two paragraphs under this subheading appear to be focused on your short video review feature of your platform. Please revise this section to discuss how this portion of your business relates to client acquisition and retention. Alternatively, please revise your disclosure to provide these two paragraphs in an appropriate section of your Business discussion.

RESPONSE:  We respectfully advise the Staff that we have revised the introductory section under “C. Strong Client Acquisition and Retention” on page 71 to discuss how this portion of our business relates to client acquisition and retention.

Leader and Customer Acquisition Cycle, page 62

15.

You discuss the benefits to physical stores to build relationships with WeBuy, including signing on as an affiliate of the WeBuy club. We also note in your Use of Proceeds section that you plan to use proceeds from the offering to establish the WeBuy club. Please revise your disclosure to make clear the status of this aspect of your business operations.

RESPONSE:  We respectfully advise the Staff that we have disclosed on page 72 regarding the recent status of the Webuy Club signups.

Our Business Model

A. Groupbuy Model, page 65

16.

We note that customers may receive additional shopping perks in the form of e-vouchers and sales commissions. Please revise your disclosure to explain whether these e-vouchers are part of your product offering and available to all of your customers for purchase or are a form of compensation to certain customers for engaging in business activities in connection with your business model. If the latter applies, please discuss the relevant business activities and how customers become eligible to receive e-vouchers. Additionally, please expand your disclosure to discuss in greater detail the sales commissions earned by customers, including what business activities customers engage in to receive sales commissions.

RESPONSE:  We respectfully advise the Staff that we have revised our disclosure on e-vouchers and commissions and the ways by their respective users to earn them on page 74.

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17.

Please expand your disclosure to discuss in greater detail how Group Leaders are supported with “delivery services,” including a description of who is providing delivery services and your business arrangement(s) (e.g., contracts) with these entities as well as whether GLs are receiving deliveries from these delivery services or using them to deliver products to customers.

RESPONSE:  We respectfully advise the Staff that we have updated the disclosure regarding the GL in that they only use the pickup method on page 74.

C. End-to-End Involvement in the Sale and Purchase Process

Our Customers, page 78

18.

Please expand your disclosure to explain in greater detail the meaning of “coins” that can be used by customers to offset future purchase prices. Additionally, discuss how coins are related, if at all, to the “Assets” granted to customers, which similarly allow holders to offset future purchases as described in your Management’s Discussion and Analysis on page 78.

RESPONSE:  We respectfully advise the Staff that we have expanded our discussion on “coins” and assets to customers and Group Leaders to distinguish the two on page 87.

Principal Shareholders, page 98

19.

We note the use of a footnote (3) below you principal shareholders tables. However, your table reflects a reference to a footnote “1” in relation to your independent director nominees. Please revise to provide an accurate footnote reference.

RESPONSE:  We respectfully advise the Staff that the footnote in this section has been revised.

20.	Please indicate whether your major shareholders have different voting rights, or an appropriate negative statement in accordance with Item 7(A)(1)(c) of Form 20-F.

RESPONSE:  We respectfully advise the Staff that we have revised the disclosure to state that all holders of our ordinary shares will have the same voting rights upon the completion of this offering on page 107.

Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders’ Equity (Deficit), page F-5

21.

Please explain in a footnote the nature and terms of your “Investment in Subsidiary”. Also, tell us why this transaction resulted in an increase to accumulated deficit and an increase in non-controlling interest.

RESPONSE:  We respectfully advise the Staff that we added a footnote on page F-27 under the Consolidated Statements of Changes in Stockholders’ Equity (Deficit) to explain the nature and terms of our “Investment in Subsidiary.”

Prior to the increase in “Investment in Subsidiary” transaction, we owned 60% of the equity interests in Webuy Sdn Bhd (“Webuy Malaysia”) through New Retail International Pte. Ltd. (“NRI”), our 100% owned intermediate holding company. On August 7, 2021, Webuy Malaysia issued an additional 400,000 of its shares to NRI for the purchase consideration of $88,000 ($0.22 per share). As a consequence of this transaction, our percentage of ownership interests in Webuy Malaysia increased from 60% to 71.4%. At the same time, as Webuy Malaysia incurred a net loss and had accumulated deficit, the increase in our equity interests in Webuy resulted in an increase in accumulated deficit and an increase in non-controlling interest.

Consolidated Statements of Cash Flows, page F-6

22.

Please tell us how you determined the cash flows related to “increase in investment in subsidiary” and “investment in subsidiaries by non-controlling interest” represent investing activities, as opposed to financing activities. Refer to ASC 810-10-45-23 and ASC 230-10-45-14(a) and 45-15(a).

RESPONSE:  We respectfully advise the Staff that we have revised the Consolidated Statements of Cash Flows on page F-28 to present the cash flows related to “increase in investment in subsidiary” and “investment in subsidiaries by non-controlling interest” as financing activities.

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Note 2. Summary of Signification Accounting Policies

Revenue Recognition, page F-11

23.

You grant “Assets” to customers as commissions earned, which entitle the holders to offset future purchases. Such “Assets” are recorded in “Advances from customers” until they are used. Please explain your accounting for these “Assets”, the guidance you relied on, their nature, whether they are synonymous with points or loyalty rewards programs as contemplated in ASC 606-10-55-41 through 55-49 regarding customer options to acquire additional goods or service or consideration payable to a customer in ASC 606-10-32-25. If these “Assets” are akin to one of the aforementioned types, explain why you refer to them as “Assets” and your consideration of the notion of breakage. Also, explain how “Advances from customers” differ from “Deferred revenue”. Please also clarify whether the customers receiving commissions are your Group Leaders and/or other individuals and explain any differences in your accounting for each type of recipient.

RESPONSE:  We respectfully advise the Staff that we recognize these “Assets” as “Advance from customers” before we earn or settle the balance. We use the term “Assets” to represent the payment procedures and balances of our customers’ user accounts on our Webuy mobile APP platform. This is a terminology used with our particular Webuy mobile APP application, which is distinct from an asset as defined in financial accounting. We called the cash collected from customers via Webuy mobile APP as “Assets” and classify these cash collected as “Advance from customers” when our customers have yet placed the orders to create an underlying sales agreement with us. At the time when our customers have placed the purchase orders, the “Assets” of our customers’ user accounts in our Webuy mobile APP will be reduced; as for our book-keeping, we reclassify the “Advance from customers” balance to “Deferred revenue”. “Deferred revenue” is a contract liability that we are obligated to transfer goods to our customer for which we have received consideration (or the amount is due) from the customer in the form of cash or “Assets”. The balance of “Deferred revenue” represents unfulfilled performance obligations in the sales agreement, i.e., products that have not yet been delivered. Once the related products have been delivered, the amount in this account is shifted to a revenue account.

The following explains our accounting for different categories of these “Assets”:

(1) Customers top up their e-wallet balance with cash for future purchase

Journal entries are involved as follows:

Initial recordation: Debit the cash account and credit advance from customers’ account.

When there is an order from customer: Debit advance from customers account and credit deferred revenue account.

Revenue recognition: Debit deferred revenue account and credit the revenue account.

(2) Refund to customers e-wallet due to order cancellation or products returned from customers

Journal entries are involved as follows:

Initial recordation: Debit the revenue account and credit advance from customers’ account.

When there is an order from customer and order fulfilment yet to be performed: Debit advance from customer account and credit deferred revenue account.

Revenue recognition when an order fulfilment is performed: Debit deferred revenue account and credit the revenue account.

(3) Commissions payable to Group Leaders for the provision of services to the Company

Journal entries are involved as follows:

Initial recordation: Debit sales commission account and credit advance from customers’ account.

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If we settle the payable by cash: Debit advance from customers account and credit the cash account.

If we settle the payable by offsetting an order from customer: Debit advance from customers account and credit deferred revenue account.

As explained on the nature of these “Assets” above, we have assessed our arrangements that there are no options embedded in our agreement with customers regarding customer options to acquired additional goods or service. The nature for these “Assets” is similar to refunds and other obligations to pay cash to a customer, we believe they are not synonymous with points or loyalty rewards programs as contemplated in ASC 606-10-55-41 through 55-49. In addition, we evaluate ASC 606-10-32-25 consideration payable to customer. Transaction price is the fixed cash selling price a customer pays in exchange of products. Revenue is measured based on the amount of consideration that we expect to receive reduced by sales return and discount. Only Group Leaders are entitled to receive commissions. We provide training to Group leaders before assigning them to respective community to assist us in our customer acquisition through offline roadshows and consolidating and delivering orders towards a bulk purchase. The commission we pay to Group Leaders for the services they rendered to the Company is accounted for our selling and distribution expenses.

24.	Please disclose your revenues for each group of similar products and services. Refer to ASC 280-10-50-40.

RESPONSE:  We respectfully advise the Staff that we have considered the requirements of ASC 280-10-50-40 which states, “A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.” We operate our business as a single segment for the purpose of assessing performance and making operating decisions. During the years ended December 31, 2021 and 2020, we generated our revenue solely through the sale of products.

Note 6. Intangible assets, page F-14

25.	Please disclose the estimated remaining amortization expenses of your intangible assets for the next five fiscal years in accordance with ASC 350-30-50-2.

RESPONSE:  We respectfully advise the Staff that we have added the disclosure on the estimated remaining amortization expenses of our intangible assets for the next five fiscal years in accordance with ASC 350-30-50-2 to page F-36, Note 6 Intangible assets.

General

26.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

RESPONSE:  We respectfully advise the Staff that the Company has not provided, nor has it authorized anyone to provide on its behalf, written materials to potential investors in reliance on Section 5(d) of the Securities Act. There have not been, nor does the Company expect there to be, research reports about the Company published or distributed by any broker or dealer that is participating, or is expected to participate, in the offering in reliance upon Section 2(a)(3) of the Securities Act.

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27.

Please tell us whether you anticipate being a controlled company under the Nasdaq listing standards and, if so, whether you intend to utilize related exemptions to the governance rules under the listing standards. In this regard we note your “Voting Rights” disclosure on page 10, the second paragraph of which suggests you may be a controlled company, as it indicates that a currently unidentified shareholder will have the ability to control the outcome of matters submitted to your shareholders for approval, including the election of directors and the approval of change in control transactions. Please update your disclosure, as necessary, throughout the prospectus to reflect controlled company status and the use of governance exemptions.

RESPONSE:  We respectfully advise the Staff that we will not be a “controlled company” upon the completion of this offering and have revised disclosures on the cover page and page [26] to reflect the same.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ BinXue
Bin Xue
Chairman

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